January 21, 2026

Brian Thom
Chief Executive Officer
United Health Products, Inc.
520 Fellowship Road, Suite #D-406
Mt. Laurel, NJ 08054

       Re: United Health Products, Inc.
           Registration Statement on Form S-1
           Filed January 15, 2026
           File No. 333-292761
Dear Brian Thom:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Gavin Grusd, Esq.